Exhibit 99.1

AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Americas Gold and Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

	March 31,	December 31,
As at	2022	2021
Assets
Current assets
Cash and cash equivalents	$7,144	$2,900
Trade and other receivables (Note 5)	11,410	8,208
Inventories (Note 6)	8,252	10,009
Prepaid expenses	2,168	2,426
	$28,974	$23,543
Non-current assets
Restricted cash	4,078	4,078
Inventories (Note 6)	8,301	7,900
Property, plant and equipment (Note 7)	174,453	177,913
Total assets	$215,806	$213,434

Liabilities
Current liabilities
Trade and other payables	$14,690	$20,576
Metals contract liability (Note 8)	11,595	11,971
Derivative instruments (Note 9)	2,033	2,162
Glencore pre-payment facility	-	1,451
Promissory note	5,000	5,000
Government loan (Note 10)	222	4,499
	33,540	45,659
Non-current liabilities
Other long-term liabilities	1,357	1,543
Metals contract liability (Note 8)	29,150	28,934
RoyCap convertible debenture (Note 9)	8,715	8,665
Post-employment benefit obligations	8,085	10,866
Decommissioning provision	12,348	13,444
Deferred tax liabilities (Note 17)	500	488
Total liabilities	93,695	109,599

Equity
Share capital (Note 11)	436,690	423,098
Equity reserve	51,951	51,088
Foreign currency translation reserve	6,978	6,833
Deficit	(387,562)	(387,949)
Attributable to shareholders of the Company	108,057	93,070
Non-controlling interests (Note 13)	14,054	10,765
Total equity	$122,111	$103,835

Total liabilities and equity	$215,806	$213,434

Contingencies (Note 20)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Condensed interim consolidated statements of income (loss) and comprehensive income (loss)
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended
	March 31,	March 31,
	2022	2021 Revised(1)

Revenue (Note 14)	$26,436	$10,433

Cost of sales (Note 15)	(16,619)	(37,731)
Depletion and amortization (Note 7)	(5,760)	(3,925)
Care and maintenance costs	(1,323)	(2,133)
Corporate general and administrative (Note 16)	(2,649)	(2,119)
Exploration costs	(1,086)	(1,508)
Accretion on decommissioning provision	(84)	(43)
Interest and financing expense	(1,027)	(726)
Foreign exchange gain (loss)	710	(221)
Impairment to property, plant and equipment (Note 7)	-	(55,623)
Loss on metals contract liability (Note 8)	(2,752)	-
Other gain on derivatives (Note 9)	22	1,819
Gain on government loan forgiveness (Note 10)	4,277	-
Income (loss) before income taxes	145	(91,777)
Income tax expense (Note 17)	(441)	(23)
Net loss	$(296)	$(91,800)

Attributable to:
Shareholders of the Company	$(1,412)	$(91,127)
Non-controlling interests (Note 13)	1,116	(673)
Net loss	$(296)	$(91,800)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	$2,998	$4,521
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	145	201
Other comprehensive income	3,143	4,722
Comprehensive income (loss)	$2,847	$(87,078)

Attributable to:
Shareholders of the Company	$532	$(88,213)
Non-controlling interests (Note 13)	2,315	1,135
Comprehensive income (loss)	$2,847	$(87,078)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.01)	(0.72)

Weighted average number of common shares
outstanding
Basic and diluted (Note 12)	172,903,384	127,270,944

(1)	Certain fiscal 2021 amounts were adjusted through changes in accounting policies (see Note 3)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Condensed interim consolidated statements of changes in equity
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, except share amounts in thousands of units, unaudited)

				Foreign
	Share capital			currency		Attributable	Non-
	Common		Equity	translation		to shareholders	controlling	Total
	Shares	Amount	reserve	reserve	Deficit	of the Company	interests	equity

Balance at January 1, 2022	165,145	$423,098	$51,088	$6,833	$(387,949)	$93,070	$10,765	$103,835
Net income (loss) for the period	-	-	-	-	(1,412)	(1,412)	1,116	(296)
Other comprehensive income for the period	-	-	-	145	1,799	1,944	1,199	3,143
Contribution from non-controlling interests	-	-	-	-	-	-	974	974
At-the-market offering	12,213	10,184	-	-	-	10,184	-	10,184
Sandstorm private placement	2,120	2,476	-	-	-	2,476	-	2,476
Retraction of RoyCap convertible debenture	1,065	932	(191)	-	-	741	-	741
Share-based payments	-	-	1,054	-	-	1,054	-	1,054
Balance at March 31, 2022	180,543	$436,690	$51,951	$6,978	$(387,562)	$108,057	$14,054	$122,111

Balance at January 1, 2021	117,975	$350,707	$42,378	$6,842	$(230,253)	$169,674	$11,488	$181,162
Net loss for the period	-	-	-	-	(91,127)	(91,127)	(673)	(91,800)
Other comprehensive income for the period	-	-	-	201	2,713	2,914	1,808	4,722
January bought deal public offering	10,253	25,024	-	-	-	25,024	-	25,024
Conversion of Sandstorm convertible debenture	4,673	12,844	-	-	-	12,844	-	12,844
Common shares issued	100	275	-	-	-	275	-	275
Share-based payments	-	-	886	-	-	886	-	886
Exercise of options	40	106	(30)	-	-	76	-	76
Balance at March 31, 2021	133,041	$388,956	$43,234	$7,043	$(318,667)	$120,566	$12,623	$133,189

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Condensed interim consolidated statements of cash flows
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unaudited)

	March 31,	March 31,
	2022	2021
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(296)	$(91,800)
Adjustments for the following items:
Depletion and amortization	5,760	3,925
Income tax expense	441	23
Accretion and decommissioning costs	84	43
Share-based payments	1,054	886
Provision on other long-term liabilities	14	13
Deferred costs on convertible debenture	-	47
Deferred revenue	-	(1,032)
Interest and financing expense	684	387
Net charges on post-employment benefit obligations	217	(962)
Inventory write-downs	38	27,379
Impairment to property, plant and equipment	-	55,623
Loss on metals contract liability	2,752	-
Other gain on derivatives	(22)	(1,724)
Gain on government loan forgiveness	(4,277)	-
	6,449	(7,192)
Changes in non-cash working capital items:
Trade and other receivables	(3,202)	(356)
Inventories	346	(6,573)
Prepaid expenses	258	583
Trade and other payables	(5,674)	(2,775)
Net cash used in operating activities	(1,823)	(16,313)

Investing activities
Expenditures on property, plant and equipment	(3,480)	(3,157)
Development costs on Relief Canyon Mine	-	(1,432)
Net cash used in investing activities	(3,480)	(4,589)

Financing activities
Repayments to Glencore pre-payment facility	(1,451)	(750)
Lease payments	(841)	(819)
At-the-market offerings	10,184	-
January bought deal public offering	-	25,024
Sandstorm private placement	2,476	-
Metals contract liability	(1,980)	-
Loan payable	-	(3,466)
Proceeds from exercise of options	-	76
Contribution from non-controlling interests	974	-
Net cash generated from financing activities	9,362	20,065

Effect of foreign exchange rate changes on cash	185	207
Increase (decrease) in cash and cash equivalents	4,244	(630)
Cash and cash equivalents, beginning of period	2,900	4,705
Cash and cash equivalents, end of period	$7,144	$4,075

Cash and cash equivalents consist of:
Cash	$7,144	$4,075

Interest paid during the period	$492	$341

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.  Corporate information

Americas Gold and Silver Corporation (the “Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2022 were approved and authorized for issue by the Board of Directors of the Company on May 11, 2022.

The Company has been closely monitoring developments in the COVID-19 outbreak declared as a global pandemic on March 11, 2020. Preventive measures to ensure the safety of the Company’s workforce and local communities have been implemented. All of the Company’s mining and corporate operations continue while the Company manages and responds to COVID-19 to mitigate and minimize its potential impacts, in addition to other uncertainties, such as the price of commodities and ongoing production from the Cosalá Operations.

2.  Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2021. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

3.  Changes in accounting policies and recent accounting pronouncements

The following are changes in accounting policies effective as at March 31, 2022:

(i)  Property, plant and equipment

Amendments to IAS 16 - Property, Plant and Equipment – Proceeds before Intended Use - The standard is amended to prohibit deducting from the cost of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the Company recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendments apply retrospectively only to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company adopted the standard effective January 1, 2022 and retrospectively recognized proceeds and costs related to sales from the Relief Canyon Mine prior to its declaration of commercial production during fiscal 2021 (see Note 14 and 15).

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

4.  Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2021, except for:

(viii)  Cash flows from production at the Cosalá Operations and impact on operations

The Company had negative operating cash flows during the three months ended March 31, 2022 and a working capital deficit as at March 31, 2022. The ability to maintain cash flow positive production at the Cosalá Operations, allowing the Company to generate sufficient operating cash flows, is a significant judgment in these condensed interim consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.

5.  Trade and other receivables

	March 31,	December 31,
	2022	2021

Trade receivables	$9,003	$4,740
Value added taxes receivable	2,092	3,219
Other receivables	315	249
	$11,410	$8,208

6.  Inventories

	March 31,	December 31,
	2021	2021

Concentrates	$1,265	$1,929
Finished goods	568	-
In-circuit work in progress	276	886
Ore on leach pads	604	1,515
Ore stockpiles	196	526
Spare parts and supplies	5,343	5,153
	8,252	10,009

Long-term ore on leach pads	7,040	6,505
Long-term ore stockpiles	1,261	1,395
	8,301	7,900

	$16,553	$17,909

Long-term ore on leach pads and ore stockpiles represent inventories expected to convert into saleable form beyond one year.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The amount of inventories recognized in cost of sales was $16.6 million during the three-month period ended March 31, 2022 (2021: $37.7 million), including concentrates, ore on leach pads, and ore stockpiles write-down to net realizable value of $0.1 million (2021: $27.4 million).

7.  Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2021	$128,729	$108,341	$105,031	$9,912	$240	$352,253
Asset additions	7,017	952	5,242	1,461	-	14,672
Change in decommissioning provision	4,962	-	-	-	-	4,962
Reclassification	67,558	(96,824)	-	-	-	(29,266)
Balance at December 31, 2021	208,266	12,469	110,273	11,373	240	342,621
Asset additions	2,083	-	1,390	7	-	3,480
Change in decommissioning provision	(1,180)	-	-	-	-	(1,180)
Balance at March 31, 2022	$209,169	$12,469	$111,663	$11,380	$240	$344,921

Accumulated depreciation
and depletion
Balance at January 1, 2021	$(54,360)	$-	$(37,889)	$(596)	$(89)	$(92,934)
Depreciation/depletion for the year	(5,486)	-	(8,845)	(1,423)	(41)	(15,795)
Impairment for the year	(41,245)	-	(11,021)	(3,713)	-	(55,979)
Balance at December 31, 2021	(101,091)	-	(57,755)	(5,732)	(130)	(164,708)
Depreciation/depletion for the period	(2,873)	-	(2,695)	(183)	(9)	(5,760)
Impairment for the period	-	-	-	-	-	-
Balance at March 31, 2022	$(103,964)	$-	$(60,450)	$(5,915)	$(139)	$(170,468)

Carrying value
at December 31, 2021	$107,175	$12,469	$52,518	$5,641	$110	$177,913
at March 31, 2022	$105,205	$12,469	$51,213	$5,465	$101	$174,453

Effective January 11, 2021, the Relief Canyon Mine declared commercial production which the Company defined as operating at an average of 60% targeted capacity within its mining feasibility study. As a result, the Company transferred from non-producing properties $29.3 million and $67.6 million in net book value to inventories and mining interests, respectively.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment or impairment reversal were identified for the three-month period ended March 31, 2022 for each of the Company’s cash-generating unit, including non-producing properties and properties placed under care and maintenance. The Company recognized an impairment loss of $0.4 million during the year ended December 31, 2021 related to damaged equipment from the Cosalá Operations.

Impairment indicators were identified during the three-month period ended March 31, 2021 from gold production of the Relief Canyon Mine due to differences observed between the modelled (planned) and mined (actual) ore tonnage and carbonaceous material identified in the early phases of the mine plan. The Company assessed the recoverability of the $121.8 million carrying amount of the cash-generating unit and a $55.6 million impairment to the carrying value of the Relief Canyon Mine was identified. The Company allocated $41.2 million of the impairment against mineral interests, $10.7 million to plant and equipment, and $3.7 million to right-of-use lease assets relating to the Relief Canyon Mine as at March 31, 2021. The $66.2 million recoverable amount of the Relief Canyon Mine’s net assets was determined based on the after-tax discounted cash flows expected to be derived from this property’s fair-market value less estimated costs of disposal. The after-tax discounted cash flows were determined based on an updated life-of-mine cash flow projection which incorporated management’s best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Fair value models are considered to be Level 3 within the fair value hierarchy. Key assumptions used in Relief Canyon Mine’s fair value model as at March 31, 2021 include estimation of production profile and reserves from its life-of-mine plan, operating and capital costs to extract the reserves, discount rate of 6-8% based on the Company’s weighted average cost of capital, gold price from $1,860 per ounce in 2021 down to $1,608 per ounce in 2025 and beyond based on observable market data including spot price and industry analyst consensus, and mine life of 5 years. An increase and decrease in discount rate of 1% would impact the recoverable amount by estimates of approximately $2.3 million decrease and $2.4 million increase, respectively, an increase and decrease in gold recovery rate of 1% would impact the recoverable amount by estimates of approximately $4.7 million increase and $4.7 million decrease, respectively, and an increase and decrease in long-term gold price of $100 per ounce would impact the recoverable amount by estimates of approximately $16.6 million increase and $17.3 million decrease, respectively. This impairment was assessed on the extrapolation of data from the initial phases of mining onto the remaining mining phases with additional leaching test work ongoing. If a subsequent impairment test indicated further changes in the expected cash flows, gold production, and commodity prices, it could result in a material recovery or impairment to the carrying amount.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine is approximately $26.4 million, $25.8 million, and $3.9 million, respectively, as at March 31, 2022 (December 31, 2021: $26.8 million, $27.4 million, and $4.1 million, respectively).

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd., to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico. On October 8, 2020, the Company settled its remaining contractual option payments with Hochschild to acquire the 100% interest of the San Felipe property. As at March 31, 2022, the carrying amount of the San Felipe property was $12.5 million included in non-producing properties.

The amount of borrowing costs capitalized as property, plant and equipment was nil during the three-month period ended March 31, 2022 (2021: $0.1 million).

8.  Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of the Relief Canyon Mine. The Purchase Agreement consists of a combination of fixed and variable deliveries from the Relief Canyon Mine. The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at March 31, 2022, the fair value of the repurchase option was nil.

The Company recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and will recognize the amounts in revenue as performance obligations to metals delivery are satisfied over the term of the metals delivery and purchase agreements. The advances received on precious metals delivery is expected to reduce to nil through deliveries of the Company’s own production to Sandstorm. The Company determined the amortization of deferred revenue on a per unit basis to be equal to the expected total deliveries of gold ounces over the term of the precious metals delivery and purchase agreements.

Interest expense of nil was capitalized as borrowing costs to property, plant and equipment for the three-month period ended March 31, 2022 (2021: $0.1 million) in connection with the accretion of a significant financing component determined from the advances received on precious metals delivery.

As at December 31, 2021, the Company derecognized the outstanding carrying value of deferred revenue, net of transaction costs, and recognized the fixed and variable deliveries of precious metals as a financial liability measured at fair value through profit or loss as the Company expects that metal deliveries to Sandstorm may no longer be satisfied through internal gold production. Fair value of the metals contract liability was determined using forward commodity pricing curves at end of the fiscal 2021 reporting period resulting in $20.8 million loss to fair value on metals contract liability. A further $2.8 million loss to fair value on metals contract liability due to changes in forward commodity pricing curves was recorded during the three-month period ended March 31, 2022.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The following table summarizes the continuity of the Company’s net metals contract liability during the period:

March 31,
2022

Net metals contract liability, beginning of period	$40,905
Delivery of metals produced	(972)
Delivery of metals purchased	(1,980)
Revaluation of metals contract liability	2,792
Net metals contract liability, end of period	$40,745

Current portion	$11,595
Non-current portion	29,150
$40,745

9.  RoyCap convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “RoyCap Convertible Debenture”) to Royal Capital Management Corp. (“RoyCap”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The RoyCap Convertible Debenture is redeemable at the Company’s option to prepay the principal amount subject to payment of a redemption premium of 30% during the first year, 20% during the second year, and 10% during the third year prior to maturity (the “Redemption Option”), is retractable at RoyCap’s option at a cumulative $0.3 million CAD per month starting in the second month from inception where the Company may settle the retraction amount through either cash or issuance of the Company’s common shares determined by dividing 95% of the 20 day volume weighted average price of the Company’s common shares (the “Retraction Option”), and convertible at RoyCap’s option into the Company’s common shares at a conversion price of $3.35 CAD (the “Conversion Option”).

On inception, the RoyCap Convertible Debenture, which may be settled through a fixed amount of the Company’s own equity instruments, was treated as a compound financial instrument with the principal portion classified as a liability component and the Conversion Option as an equity component. The initial fair value of the principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds were allocated to the Conversion Option as equity. A net derivative liability of $1.4 million was recorded on initial recognition based on the estimated fair value of the combined Redemption Option and Retraction Option.

On November 12, 2021, the Company amended the RoyCap Convertible Debenture by increasing the principal balance by $6.3 million CAD to a total outstanding principal of $18.8 million CAD, in addition to amending its conversion price of $3.35 CAD to $1.48 CAD, and the terms to its Retraction Option retractable at a cumulative $0.3 million CAD per month to a cumulative $0.45 million CAD per month. All other material terms of the RoyCap Convertible Debenture remain unchanged. The Company derecognized the associated carrying values of the RoyCap Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $2.1 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

During the three-month period ended March 31, 2022, the principal amount of the RoyCap Convertible Debenture was reduced by $1.1 million CAD through partial exercises of the Retraction Option by RoyCap settled through issuance of 1,064,726 of the Company’s common shares (year ended December 31, 2021: $0.9 million CAD settled through issuance of 798,579 common shares).

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company recognized a gain of $0.1 million for the three-month period ended March 31, 2022 as a result of the change in the estimated fair value of the combined Redemption Option and Retraction Option.

10.  Government loan

On May 11, 2020, the Company received approximately $4.5 million in loan through the Paycheck Protection Program from the U.S. CARES Act (the “Government Loan”) to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. The Government Loan has a term of two years at an interest rate of 1% per annum and may be forgiven if proceeds are used for payroll and other specifically defined expenses and employee and compensation levels are maintained. The Company received confirmation via letter dated March 31, 2022 from the U.S. Small Business Administration that $4.3 million of the Government Loan has been forgiven resulting in a gain on forgiveness recognized through profit or loss during the three-month period ended March 31, 2022.

11.  Share capital

On January 29, 2021, the Company completed a bought deal public offering of 10,253,128 common shares at a price of $3.31 CAD per common share for aggregate gross proceeds of approximately $26.7 million or $33.94 million CAD, which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters. As part of the bought deal public offering, approximately $1.7 million in transaction costs were incurred and offset against share capital.

On May 17, 2021, the Company entered into an at-the-market offering agreement (the “May 2021 ATM Agreement”) where the Company may at its discretion and from time-to-time during the term of the May 2021 ATM Agreement, sell in the United States, through its agent, such number of common shares of the Company as would result in aggregate gross proceeds of up to $50.0 million. As at March 31, 2022, the Company has received aggregate gross proceeds of $42.0 million through issuance of 39,536,834 common shares from the May 2021 ATM Agreement, with approximately $1.6 million in transaction costs incurred and offset against share capital.

On October 21, 2021, the Company closed a non-brokered private placement with Sandstorm for gross proceeds of $2.5 million through issuance of 3,346,542 of the Company’s common shares priced at approximately $0.94 CAD per share. As part of the non-brokered private placement, approximately $0.1 million in transaction costs were incurred and offset against share capital, and 200,793 common shares and 200,793 warrants for approximately $0.2 million and $0.1 million, respectively, were issued to the Company’s advisor and offset against share capital where each warrant is exercisable for one common share at an exercise price of $0.94 CAD for a period of two years starting November 22, 2021.

On March 24, 2022, the Company closed a non-brokered private placement with Sandstorm for gross proceeds of $2.5 million through issuance of 2,120,000 of the Company’s common shares priced at approximately $1.50 CAD per share.

a.   Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.

	March 31,	December 31,
	2022	2021

Issued
180,543,358 (2021: 165,145,187) common shares	$436,690	$423,098
Nil (2021: Nil) preferred shares	-	-
	$436,690	$423,098

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

		March 31,		December 31,
		2022		2021
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	12,579	$2.81	10,659	$3.45
Granted	3,450	1.24	3,700	1.70
Exercised	-	-	(90)	2.39
Expired	(1,098)	3.01	(1,690)	4.43
Balance, end of period	14,931	$2.43	12,579	$2.81

The following table summarizes information on stock options outstanding and exercisable as at March 31, 2022:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$1.00 to 2.00	2.61	6,900	$1.47	2,300	$1.47
$2.01 to 3.00	0.16	2,864	2.39	2,864	2.39
$3.01 to 4.00	2.11	5,167	3.74	4,158	3.70
		14,931	$2.43	9,322	$2.75

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the three-month period ended March 31, 2022 was $0.44 (2021: no stock options granted).

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2022	2021

Expected stock price volatility (1)	68%	-
Risk free interest rate	1.64%	-
Expected life	3 years	-
Expected forfeiture rate	3.48%	-
Expected dividend yield	0%	-

Share-based payments included in cost of sales	$-	$-
Share-based payments included in general and
administrative expenses	993	806
Total share-based payments	$993	$806

(2)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants

The warrants that are issued and outstanding as at March 31, 2022 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
1,074,999	3.12	Oct 2018	Oct 1, 2023
15,889	11.32	Apr 2019	May 6, 2022
389,771	2.40	May 2019	May 13, 2022
1,241,200	2.40	May 2019	May 29, 2022
118,664	3.37	Jul 2019	Jul 25, 2022
177,506	4.45	Oct 2019	Oct 30, 2022
1,000,000	3.50	Jul 2020	Jul 9, 2022
200,793	0.94	Nov 2021	Nov 22, 2023
4,218,822

e.   Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at March 31, 2022, nil (December 31, 2021: 122,466) restricted share units are outstanding at an aggregate value of nil (December 31, 2021: $0.1 million).

f.   Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at March 31, 2022, 950,757 (December 31, 2021: 878,744) deferred share units are issued and outstanding.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

12.  Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2022	2021

Basic weighted average number of shares	172,903,384	127,270,944
Effect of dilutive stock options and warrants	-	-
Diluted weighted average number of shares	172,903,384	127,270,944

Diluted weighted average number of common shares for the three-month period ended March 31, 2022 excludes nil anti-dilutive preferred shares (2021: nil), 14,930,623 anti-dilutive stock options (2021: 10,448,957) and 4,218,822 anti-dilutive warrants (2021: 6,264,520).

13.  Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interest of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. After the first year, contributions revert to the proportional percentage of ownership interests to fund capital projects and operations.

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

14.  Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month periods ended March 31, 2022 and 2021:

	March 31,	March 31,
	2022	2021

Gold
Sales revenue	$-	$1,031
Derivative pricing adjustments	-	-
	-	1,031
Silver
Sales revenue	$10,279	$6,787
Derivative pricing adjustments	769	189
	11,048	6,976
Zinc
Sales revenue	$15,600	$-
Derivative pricing adjustments	1,648	55
	17,248	55
Lead
Sales revenue	$8,666	$4,705
Derivative pricing adjustments	76	7
	8,742	4,712
Other by-products
Sales revenue	$189	$83
Derivative pricing adjustments	82	(46)
	271	37

Total sales revenue	$34,734	$12,606
Total derivative pricing adjustments	2,575	205
Gross revenue	$37,309	$12,811
Proceeds before intended use	-	247
Treatment and selling costs	(10,873)	(2,625)
	$26,436	$10,433

The amount of gold sales revenue recognized from deferred revenue (see Note 8) was nil during the three-month period ended March 31, 2022 (2021: $1.0 million).

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 18).

Proceeds before intended use represents gold and silver sales revenue recognized from the Relief Canyon Mine prior to its declaration of commercial production during fiscal 2021 (see Note 3).

15.  Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month periods ended March 31, 2022 and 2021:

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	March 31,	March 31,
	2022	2021

Salaries and employee benefits	$6,825	$5,581
Contract services on site	3	5,629
Raw materials and consumables	6,276	2,912
Utilities	1,002	855
Other costs	2,129	1,701
Costs before intended use	-	247
Changes in inventories	346	(6,573)
Inventory write-downs	38	27,379
	$16,619	$37,731

16.  Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month periods ended March 31, 2022 and 2021:

	March 31,	March 31,
	2022	2021

Salaries and employee benefits	$554	$518
Directors’ fees	97	79
Share-based payments	993	682
Professional fees	606	477
Office and general	399	363
	$2,649	$2,119

17.  Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three-month period ended March 31, 2022 was 26.5% and for the year ended December 31, 2021 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	March 31,	December 31,
	2022	2021

Property, plant and equipment	$1,325	$1,321
Provisions and reserves	(825)	(833)
Net deferred tax liabilities	$500	$488

The inventory write-downs and impairments described in Note 6 and 7 will result in certain non-capital losses and timing differences which have not been recorded given uncertainty of recoverability in future periods.

18.  Financial risk management

a.   Financial risk factors

P a g e | 15

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)   Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of March 31, 2022, the Company’s exposure to credit risk with respect to trade receivables amounts to $9.0 million (December 31, 2021: $4.7 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at March 31, 2022 and December 31, 2021.

(ii)   Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	March 31, 2022
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$14,690	$14,690	$-	$-	$-
Promissory note	5,000	5,000	-	-	-
Interest on promissory note	73	73	-	-	-
RoyCap convertible debenture	13,444	-	13,444	-	-
Interest on RoyCap convertible debenture	2,237	1,074	1,163	-	-
Government loan	222	222	-	-	-
Metals contract liability	41,911	11,595	24,036	6,280	-
Projected pension contributions	3,425	660	1,079	1,203	483
Decommissioning provision	18,145	-	-	-	18,145
Other long-term liabilities	1,357	-	438	370	549
	$100,504	$33,314	$40,160	$7,853	$19,177

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	March 31, 2022
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$3,223	$3,223	$-	$-	$-
Other long-term liabilities	808	-	438	370	-
	$4,031	$3,223	$438	$370	$-

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 5% to 11% applied during the period:

	March 31,	December 31,
	2022	2021

Lease liabilities, beginning of period	$4,774	$6,377
Additions	-	1,123
Lease principal payments	(743)	(2,720)
Lease interest payments	(98)	(507)
Accretion on lease liabilities	98	501
Lease liabilities, end of period	$4,031	$4,774

(iii)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is subject to interest rate risk of the 3 month U.S. LIBOR rate plus 5% per annum from the Cosalá Operations’ advance payments of concentrate. Interest rates of other financial instruments are fixed.

(2)	Currency risk

As at March 31, 2022, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at March 31, 2022
	CAD	MXN

Cash and cash equivalents	$164	$590
Trade and other receivables	59	2,334
Trade and other payables	1,728	4,665

As at March 31, 2022, the CAD/USD and MXN/USD exchange rates were 1.25 and 19.99, respectively. The sensitivity of the Company’s net income (loss) and other comprehensive income (loss) due to changes in the exchange rates for the three-month period ended March 31, 2022 is included in the following table:

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net income (loss)	$292	$829
Other comprehensive income (loss)	64	(78)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at March 31, 2022 and December 31, 2021, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the three-month periods ended March 31, 2022 and 2021, the Company did not settle any non-hedge foreign exchange forward contracts.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at March 31, 2022 the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.9 million (December 31, 2021: $0.5 million).

As at March 31, 2022 and December 31, 2021, the Company does not have any non-hedge commodity forward contracts outstanding. During the three-month periods ended March 31, 2022 and 2021, the Company did not settle any non-hedge commodity forward contracts.

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the three-month period ended March 31, 2022 was nil (2021: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debentures during the three-month period ended March 31, 2022 was a gain of $0.1 million (2021: gain of $1.8 million).

b.   Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•
Metals contract liability: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.

•	Convertible debentures and promissory note: The principal portion of the convertible debentures and promissory note are initially measured at fair value and subsequently carried at amortized cost.
•
Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	March 31,	December 31,
	2022	2021

Level 1
Cash and cash equivalents	$7,144	$2,900
Restricted cash	4,078	4,078

Level 2
Trade and other receivables	11,410	8,208
Derivative instruments	2,033	2,162
Metals contract liability	40,745	40,905

Amortized cost
Glencore pre-payment facility	-	1,451
Promissory note	5,000	5,000
Government loan	222	4,499
RoyCap convertible debenture	8,715	8,665

19.  Segmented and geographic information, and major customers

a.   Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information

All revenues from sales of concentrates for the three-month periods ended March 31, 2022 and 2021 were earned in Mexico and the United States. The following segmented information is presented as at March 31, 2022 and December 31, 2021, and for the three-month periods ended March 31, 2022 and 2021. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

P a g e | 19

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	As at March 31, 2022					As at December 31, 2021
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$4,514	$347	$375	$1,908	$7,144	$531	$569	$1,472	$328	$2,900
Trade and other receivables	8,282	3,069	-	59	11,410	6,852	1,326	-	30	8,208
Inventories	5,880	2,018	8,655	-	16,553	6,113	2,724	9,072	-	17,909
Prepaid expenses	579	645	731	213	2,168	423	1,072	584	347	2,426
Restricted cash	137	53	3,888	-	4,078	133	53	3,892	-	4,078
Property, plant and equipment	54,426	63,679	56,136	212	174,453	55,950	63,423	58,292	248	177,913
Total assets	$73,818	$69,811	$69,785	$2,392	$215,806	$70,002	$69,167	$73,312	$953	$213,434

Trade and other payables	$5,197	$3,918	$3,322	$2,253	$14,690	$5,802	$5,755	$6,270	$2,749	$20,576
Derivative instruments	-	-	-	2,033	2,033	-	-	-	2,162	2,162
Glencore pre-payment facility	-	-	-	-	-	1,451	-	-	-	1,451
Other long-term liabilities	-	1,357	-	-	1,357	-	1,361	159	23	1,543
Metals contract liability	-	-	-	40,745	40,745	-	-	-	40,905	40,905
RoyCap convertible debenture	-	-	-	8,715	8,715	-	-	-	8,665	8,665
Promissory note	-	-	-	5,000	5,000	-	-	-	5,000	5,000
Government loan	-	222	-	-	222	-	4,499	-	-	4,499
Post-employment benefit obligations	-	8,085	-	-	8,085	-	10,866	-	-	10,866
Decommissioning provision	1,915	6,245	4,188	-	12,348	2,008	6,929	4,507	-	13,444
Deferred tax liabilities	500	-	-	-	500	488	-	-	-	488
Total liabilities	$7,612	$19,827	$7,510	$58,746	$93,695	$9,749	$29,410	$10,936	$59,504	$109,599

	Three-month period ended March 31, 2022					Three-month period ended March 31, 2021
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$16,111	$10,297	$28	$-	$26,436	$40	$8,981	$1,412	$-	$10,433
Cost of sales	(7,859)	(8,695)	(65)	-	(16,619)	-	(7,490)	(30,241)	-	(37,731)
Depletion and amortization	(1,763)	(2,144)	(1,814)	(39)	(5,760)	(318)	(1,560)	(2,007)	(40)	(3,925)
Care and maintenance costs	-	(188)	(1,135)	-	(1,323)	(1,994)	(139)	-	-	(2,133)
Corporate general and administrative	-	-	-	(2,649)	(2,649)	-	-	-	(2,119)	(2,119)
Exploration costs	(434)	(571)	(81)	-	(1,086)	-	(1,334)	(174)	-	(1,508)
Accretion on decommissioning provision	(38)	(29)	(17)	-	(84)	(29)	(5)	(9)	-	(43)
Interest and financing expense	(27)	(14)	(159)	(827)	(1,027)	(41)	-	(610)	(75)	(726)
Foreign exchange gain (loss)	62	-	-	648	710	95	-	-	(316)	(221)
Impairment to property, plant and equipment	-	-	-	-	-	-	-	(55,623)	-	(55,623)
Loss on metals contract liability	-	-	-	(2,752)	(2,752)	-	-	-	-	-
Other gain on derivatives	-	-	-	22	22	-	-	-	1,819	1,819
Gain on government loan forgiveness	-	4,277	-	-	4,277	-	-	-	-	-
Income (loss) before income taxes	6,052	2,933	(3,243)	(5,597)	145	(2,247)	(1,547)	(87,252)	(731)	(91,777)
Income tax expense	(441)	-	-	-	(441)	(23)	-	-	-	(23)
Net income (loss) for the period	$5,611	$2,933	$(3,243)	$(5,597)	$(296)	$(2,270)	$(1,547)	$(87,252)	$(731)	$(91,800)

c.   Major customers

The Company sold concentrates and finished goods to one major customer during the three-month period ended March 31, 2022 (2021: two major customers) accounting for 99% (2021: 89% and 10%) of revenues.

20.  Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $9.8 million (MXN 196.8 million), of which $4.2 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.7 million (MXN 94.6 million) of their original reassessment. The remaining $5.1 million (MXN 102.2 million) consists of $4.2 million (MXN 84.4 million) related to transactions with certain suppliers and $0.9 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.2 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at March 31, 2022, the accrued liability of the probable obligation was $1.0 million (December 31, 2021: $1.0 million).

In July 2021, the Company has been served with a statement of claim that was filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer (the “Action”). Pursuant to the Action, the representative plaintiff seeks damages of $130 million CAD in relation to the Company’s public disclosure concerning its Relief Canyon Mine. Although no assurance can be given with respect to the ultimate outcome, the Company believes that the complaint against it is unfounded and without merit, and it intends to vigorously defend the proceeding.

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